News Release

PTC INTERNATIONAL FINANCE II S.A. ANNOUNCES THE EXPIRATION OF THE TENDER OFFER PERIOD AND THE ACCEPTANCE OF TENDERED NOTES IN RELATION TO ITS 10 7/8% SENIOR SUBORDINATED GUARANTEED NOTES DUE 2008

29 October, 2004 - PTC International Finance II S.A. (the "Company") announced today that at 12:01 a.m., New York City time, on October 28, 2004 (the "Expiration Time"), the offer period in relation to the Company's previously announced tender offer (the "Offer") expired.  As of the Expiration Time, the Company had received tenders and consents from holders representing €99,178,000 aggregate principal amount, or 73.14%, of the 10 7/8% Senior Subordinated Guaranteed Notes due 2008 (the "Notes") then outstanding.  €36,437,000 aggregate principal amount of the Notes were not tendered and remain outstanding.

The total consideration for each validly tendered Note (the "Total Consideration") is €1,075 per €1,000.00 principal amount of Notes outstanding. Holders of Notes totalling €98,966,000 that were tendered and from whom related consents were delivered prior to 5:00 p.m., New York City time, on October 13, 2004 (the "Consent Payment Deadline") will receive Total Consideration of €1,075 per €1,000 principal amount of Notes, which includes a consent payment equal to €15 per 1,000 principal amount of Notes (the "Consent Payment") plus accrued interest from July 31, 2004 to October 28, 2004 (both days inclusive). Holders of Notes totalling €212,000, which were validly tendered after the Consent Payment Deadline but before the Expiration time will receive €1,060 per €1,000 principal amount of Notes plus accrued interest from July 31, 2004 to October 28, 2004 (both days inclusive).

Payments for Notes accepted by the Company will be made to the tender agents on October 29, 2004.

The Offer was made pursuant to an Offer Document dated September 28, 2004, which more fully sets forth the terms of the Offer.

Concurrently with the Offer, the Company solicited consents to certain proposed amendments to the Notes and to the Indenture governing the Notes (the "Indenture"), which amendments, inter alia, eliminated most of the restrictive covenants and certain events of default contained in the Indenture.  The Company, U.S. Bank National Association, the trustee under the Indenture, and Polska Telefonia Cyfrowa Sp. z o.o., the guarantor of the Company's obligations under the Notes, have entered into a Supplemental Indenture to the Indenture implementing the proposed amendments.  The proposed amendments came into effect on October 26, 2004, the date of the supplemental indenture.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer and consent solicitation were made only by reference to the Offer Document dated September 28, 2004.

The contents of this press release are the sole responsibility of PTC International Finance II S.A.  Dresdner Bank AG London Branch is acting for the Company and no-one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Dresdner Bank AG London Branch or for providing advice in relation to the Offer.  This does not constitute a recommendation regarding the Notes.  The value of an investment may go down as well as up.  Holders of Notes should seek advice from an independent financial adviser as to the suitability for the individual concerned.

For more information about the company, please see the www.era.pl pages on the Internet.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Karol Depczyński
Director of Financial Strategic Planning
( (+48) 22 413 3112
Fax: (+48) 22 413 6235
kdepczynski@era.pl

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